August 21, 2013

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Weatherford International Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 001-34258

Dear Mr. Schwall:

Set forth below are responses of Weatherford International Ltd. (the "Company") to the Staff's comments in your letter dated August 9, 2013.  For ease of reference, the Staff's comments precede each response below.

General

1.
You state on page 18 that effective March 31, 2008, you substantially completed your winding down of operations in Cuba, Iran, Sudan, and Syria, and that subsequently you conducted further withdrawal activities, which have now ceased. In Exhibit 21.1, you list two Iranian subsidiaries, Precision Drilling (Dorood) Kish PJSC and Saddr Oilfield Services Kish Private Joint Stock Company, not listed in Exhibit 21.1 to your Forms 10-K for the fiscal years ended December 31, 2009, 2010, and 2011. Please tell us about those subsidiaries.

Response:    Precision Drilling (Dorood) Kish PJSC and Saddr Oilfield Services Kish Private Joint Stock Company are inactive and dormant subsidiaries of the Company.  No business has been transacted by or through these entities since March 31, 2008.   While the Company excluded these entities from our 2009, 2010 and 2011 Exhibit 21.1 filings (which, while inadvertent, is permitted by Rule 601(b)(21)(ii)), the Company included all of its existing subsidiaries, including these two inactive and dormant subsidiaries, in our 2012 filing.

Despite the inactive status of both entities, the Company has not dissolved or deregistered these entities in Iran nor does the Company currently expect to be able to do so, for reasons that include the non-transparent legal environment in Iran.   However, this does not change the fact (or related disclosure), that the Company has completed our winding down of operations in Iran, as neither of these entities has any ongoing activity or operations.

Division of Corporation Finance
Securities and Exchange Commission
August 21, 2013

Business, page 2

2.	Please tell us what consideration you have given to disclosing the amount of backlog you have company wide and by segment. See Item 101(c)(1) of Regulation S-K for further guidance.

Response:  Our principal business is to provide products and services to the oil and natural gas exploration and production industry.  Typically, we provide these products and services at the well site where our personnel and equipment are located, or where the personnel and equipment of our customers and other providers are located.   Our services are usually short-term in nature, day-rate based, cancelable with minimal penalty and our customers may significantly alter the scope of contracted activities.  Our products are frequently provided pursuant to the terms and provisions of master service agreements.   Pricing is often included in the master service agreements, but quantities are not determined or "firm" until our customers issue a purchase order.  Equipment sold or used in connection with the provision of our products and services is primarily available from our existing inventory and not built or manufactured based on a specific order.

Due to the nature of our principal business and the structure of our relationships with our customers described above, we do not believe backlog is a meaningful metric to measure our performance.  For the year ended December 31, 2012, the combined current and long-term portions of our backlog represented less than 5% of the corresponding future estimated revenues.  Therefore, no reference to backlog was made in our disclosure. However, in future filings, the Company will add specific disclosure indicating that our backlog is neither significant nor material to the Company. In the event that backlog increases significantly, such disclosure will be revised accordingly.

Risk Factors, page 16

3.
In light of the recently enacted legislation and increasingly stringent laws and regulations you reference in the risk factor captioned "Our operations are subject to environmental and other laws" at page 17, please disclose, if material, any operational and/or financial risks and liabilities stemming from your provision of hydraulic fracturing services. We note the general discussion of operational risks set forth in the risk factor captioned "Physical dangers are inherent in our operations" at page 16, but it is unclear from your disclosures whether you potentially face material risks as a result of your provision of hydraulic fracturing services.

Division of Corporation Finance
Securities and Exchange Commission
August 21, 2013

Response: We reviewed the operational and financial risks and liabilities related to our hydraulic fracturing operations and believe no specific additional risks exist. In our review, we considered our existing disclosure and the nature of our operational and financial risks related to our hydraulic fracturing services and found them to be similar to the operational and financial risks faced by the industry as a whole and by the Company in its other operations. We also do not believe there are other material operational risks from our provision of hydraulic fracturing services that are likely to have a material financial impact on our business. We do recognize the ongoing regulatory focus on hydraulic fracturing and we continually review our hydraulic fracturing operations and other developments in the industry, including state and federal legislative and regulatory initiatives noted in our risk factors.  To the extent necessary or appropriate, we will supplement our risk factors in future filings based on those future reviews.

Notwithstanding that we believe that our risk factors included in our 2012 Form 10-K include disclosure of any material operational and financial risk associated with our hydraulic fracturing services, the Company will supplement our disclosure in our next quarterly report on Form 10-Q to add language relating to environmental and other laws and regulations.  Please see the supplemental disclosure underlined in the risk factor (currently set forth on page 17 of our 2012 Form 10-K) below.

Our operations are subject to environmental and other laws and regulations that may expose us to significant liabilities and could reduce our business opportunities and revenues.

We are subject to various laws and regulations relating to the energy industry in general and the environment in particular. An environmental claim could arise with respect to one or more of our current businesses, products or services, or a business or property that one of our predecessors owned or used, and such claims could involve material expenditures. Generally, environmental laws have in recent years become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. The scope of regulation of our industry and our products and services may increase further following the April 2010 accident in the Gulf of Mexico, including possible increases in liabilities or funding requirements imposed by governmental agencies. We also cannot ensure that our future business in the deepwater Gulf, if any, will be profitable in light of new regulations that have been and may continue to be promulgated and in light of the current risk environment and insurance markets. Further, additional regulations on deepwater drilling elsewhere in the world could be imposed as a result of the Deepwater Horizon incident, and those regulations could limit our business where they are imposed.

Division of Corporation Finance
Securities and Exchange Commission
August 21, 2013

Members of the U.S. Congress, the U.S. Environmental Protection Agency and various agencies of several states within the U.S. are reviewing more stringent regulation of hydraulic fracturing, a service we provide to clients, and regulators are investigating whether any chemicals used in the fracturing process might adversely affect groundwater. In 2011 and 2012, several states within the U.S. passed new laws and regulations concerning hydraulic fracturing. A significant portion of North American service activity today is directed at prospects that require hydraulic fracturing in order to produce hydrocarbons. Therefore, additional regulation could increase the costs of conducting our business by subjecting fracturing to more stringent regulation.  Such regulation, among other things, may change construction standards for wells intended for hydraulic fracturing, require additional certifications concerning the conduct of hydraulic fracturing operations, change requirements pertaining to the management of water used in hydraulic fracturing operations, or require other measures intended to prevent operational hazards.  Any such federal, state or foreign legislation could increase our costs of providing services or could materially reduce our business opportunities and revenues if our customers decrease their levels of activity in response to such regulation or if we are not able to pass along any cost increases on to our customers.  We are unable to predict whether changes in laws or regulations or any other governmental proposals or responses will ultimately occur, and accordingly, we are unable to assess the potential financial or operational impact they may have on our business.

The Company may further modify the disclosure in its risk factor in future filings, to be responsive to future developments, including any notable legislative or regulatory developments.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 28

Results of Operations, page 30

4.
Your discussion of changes in consolidated and segment revenues explains that fluctuations occurred in geographic regions, and as a result of improvements in various product line areas. Please expand your disclosure to provide a more detailed discussion of your results of operations in accordance with the guidance in Item 303 (a)(3) of Regulation S-K. At a minimum, your disclosure should include a discussion of the extent to which increases or decreases in revenue are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, your discussion should quantify the applicable changes in price or volume, and explain the underlying reasons for the fluctuations in product line areas. Also see FRC 501.04 for further guidance.

Division of Corporation Finance
Securities and Exchange Commission
August 21, 2013

Response: The management's discussion and analysis of financial condition and results of operations ("MD&A") section of our 2012 Form 10-K primarily focuses on the relationship of oil and natural gas prices, rig count and the resulting increase or decrease in demand for our products and services as well as any regional or seasonal factors.  This focus acknowledges that the primary driver of the increase or decrease in our revenues is the level of energy industry spending by our customers.  This demand is driven by the changes in the current price and expected future prices of oil and natural gas and in the resulting impact on particular geographic segments and product lines.

The change in the Company's revenues is generally described as driven by a higher or lower volume of activity in particular product lines or segments due to the change in demand described above.     Specifically, increases and decreases in revenue can vary due to, among other things, changes in the amount or mix of products provided, which in turn, can vary based on well type, location, drilling results and drilling parameters.   Revenue also varies based on whether our products and services are sold on a separate or a bundled basis.

As such, it is often less meaningful to determine the extent to which revenue variances are a result of pricing changes as opposed to volume changes.   When we have notable changes in pricing we highlight the impact of the change within the region.

Despite this approach, we acknowledge the Staff's comment and confirm that in future filings, including the Company's next quarterly report on Form 10-Q, we will expand the discussion of increases or decreases in revenue attributable to changes in prices, volume or any new products and services where we are able to distinguish between these causal factors.  Additionally, if material, we will quantify the applicable impact a change in price or volume of our products and services has on the change in revenue.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1

5.
The certification for your chief executive officer is dated March 4, 2012. Please file a revised certification that is properly dated. Please note that a revised certification is generally expected to be filed with a full amendment to Form 10-K.

Response:  The Company is prepared to file an amendment to the Company's 2012 Form 10-K to furnish an amended chief executive officer Section 906 certification which corrects the "2012" typographical error.  The amendment to the Form 10-K would also include a new currently dated Section 302 certification as required by Rule 12b-15.   However, the Company does not believe that is necessary or appropriate to file a full amendment to the 2012 Form 10-K because (i) the Form 10-K did include

Division of Corporation Finance
Securities and Exchange Commission
August 21, 2013

a current and properly executed Section 906 certification that was compliant with the requirements of Section 906 in all respects other than the typographical error with respect to the date on the face of the certification ("2012" instead of "2013") and (ii) no revisions are required to be made to the Company's financial statements or to any other disclosure contained in the Form 10-K.  We believe this approach will appropriately and concisely address the error without creating any confusion regarding the extent of the amendment.

We acknowledge that:

the company is responsible for the adequacy and accuracy of the disclosures in its filings;
that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please do not hesitate to contact John H. Briscoe, Senior Vice President and Chief Financial Officer, 713-836-4610 or John.Briscoe@weatherford.com with any questions about these matters.

Sincerely,

Weatherford International Ltd.

/s/John H. Briscoe
Name: John H. Briscoe
Title:   Senior Vice President and Chief Financial Officer